January 8, 2020

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

       Re: Activision Blizzard, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed on February 28, 2019
           File No. 001-15839

Dear Mr. Durkin:

       We have reviewed your November 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 31, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis and Results of Operations
Consolidated Net Revenues, page 44

1. In your response to prior comment 1 you indicate that the quantified discussion of the changes in revenue from each of your reportable segments provides the material period-
      over-period changes in your consolidated net revenues. The change in the individual segment net revenues, as provided in your consolidated net revenue discussion, can easily be obtained from your financial statement footnotes; however, the impact of the various factors that affected such change is not evident from your disclosures. For instance, you state that the increase in consolidated net revenues for fiscal 2018 was due, in part, to an increase of $455 million in revenues from Activision, which you attribute to higher revenues from the Destiny franchise, Call of Duty: WWII, Call of Duty:
Black Ops 4 and
 Dennis Durkin
Activision Blizzard, Inc.
January 8, 2020
Page 2
       Spyro Reignited Trilogy, offset by lower revenues from Call of Duty:
Infinite
       Wars. While we acknowledge the additional quantitative disaggregation information you provide (e.g. revenue by distribution channel, platform and geography), please explain further to us why you believe it is not necessary to provide quantified information regarding how your key franchises have impacted your revenues. In this regard, you state on page 3 that building strong established franchises and creating new franchises through compelling content is at the core of your business, and you specifically cite such franchises as having an impact on your revenue. In your response, please provide us with a breakdown of your key franchise titles for each period presented.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition , page F-17

2. We note your response to prior 4 as well as comments 5 and 6 in your September 19, 2019 response letter. We continue to evaluate your responses and may have further comments.
        You may contact David Edgar, Staff Accountant at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameDennis Durkin
                                                           Division of
Corporation Finance
Comapany NameActivision Blizzard, Inc.
                                                           Office of Technology
January 8, 2020 Page 2
cc:       Jarva Brown
FirstName LastName